SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period May 9, 2007

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period May 3, 2007 to May 8, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	May 9, 2007

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2007 – 18AWC

Please find attached for immediate release, an announcement by Alumina Limited concerning the Alcoa Inc. offer to acquire all the outstanding common shares of Alcan Inc.

Stephen Foster

Company Secretary

8 May 2007

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

ALCOA INC PROPOSED ACQUISITION OF ALCAN INC

Alcoa Inc (Alcoa) overnight announced its proposed acquisition of Alcan Inc (Alcan).

If completed, the transaction has the potential to deliver significant benefits to Alcoa World Alumina & Chemicals (AWAC) through the operation of various provisions in the agreements between Alumina Limited and Alcoa governing AWAC (the AWAC Agreements).

In particular, the AWAC Agreements provide for AWAC to be the exclusive vehicle for the pursuit of Alcoa and Alumina Limited’s (and their affiliates) interests in bauxite and alumina businesses. Alcan has interests in a number of bauxite and alumina assets. The AWAC Agreements are available on Alumina Limited’s website.

Alcoa is targeting completion of the transaction by year end. Alumina will assess and advise shareholders of the impact of these developments for the Company.

AWAC is a global joint venture between Alumina Limited (40%) and Alcoa (60%).

Some statements in this announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates and (e) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2005.

Media and Analyst Contact:

Ken Dean

Chief Financial Officer

Phone: (03) 8699 2603

Mobile: 0400 131 937

Alcoa to Offer to Acquire Alcan for US$73.25 Per Share in Cash and Stock

US$33 Billion Transaction Will Create a Premier Global Aluminum Company with Enhanced Growth Opportunities

Annual Cost Synergies Expected to be Approximately US$1 Billion

Combined Company Will Have Dual Head Offices in Montreal and New York

MONTREAL & NEW YORK—(BUSINESS WIRE)—Alcoa Inc. (NYSE: AA) announced today that it will be making an offer to acquire all of the outstanding common shares of Alcan Inc. (TSX: AL; NYSE: AL) for US$58.60 in cash and 0.4108 of a share of Alcoa common stock for each outstanding common share of Alcan. The transaction will create a premier diversified global aluminum company, with a complementary portfolio of assets and enhanced growth opportunities, and better position the combined company to build value for shareholders. Alcoa expects to begin its offer on Tuesday, May 8, 2007.

Based on Alcoa’s closing stock price on May 4, 2007, the offer has a value of US$73.25 per Alcan share or approximately US$33 billion in enterprise value. The Alcoa offer represents a 32% premium to Alcan’s average closing price on the NYSE over the last 30 trading days and a 20% premium to Alcan’s closing price on May 4, 2007, its all-time high.

Commenting on the offer, Alain J.P. Belda, Chairman and Chief Executive Officer of Alcoa, stated: “This offer follows almost two years of discussions between our companies regarding a variety of potential business combination transactions, including unsuccessful Board-level discussions of a merger transaction last fall. We are very disappointed that those efforts did not result in a negotiated transaction – a conclusion we would have strongly preferred. We believe firmly in the compelling strategic rationale behind the combination of Alcoa and Alcan and are convinced that this transaction creates substantial value for both sets of shareholders and for our customers around the world. We are therefore taking our offer directly to Alcan shareholders.”

The combination of Alcoa and Alcan creates a stronger, more diverse global competitor with the scale and cost structure to be competitive over the long term within a rapidly changing industry landscape. Alcoa and Alcan will bring together a complementary portfolio of businesses and benefit from a broader talent base, enhanced research and development expertise, and shared values. The combined company will also have a better balance of growth projects. Together, Alcoa and Alcan will be better able to prioritize and execute on key expansion and modernization projects, and maximize performance improvement opportunities from sharing best practices and leveraging procurement.

The combined company will have increased financial resources to fund innovative research and development projects intended to reduce emissions of greenhouse gases, improve the efficiency of the smelting process, and pursue new technologies designed to facilitate low cost aluminum production.

Mr. Belda said, “The combination of Alcoa and Alcan will significantly deepen an already extensive commitment by both companies to Canada, and it will ensure that Canada remains a world leader in the mining and metals industry. The new company will have dual head offices in Montréal and New York, with strategic management functions located in each city. Montréal also will become the headquarters for our global primary products business, which will increase the size and importance of the global business headquartered in Canada.”

Shareholder Value Creation

The combined company will have a significantly enhanced financial profile. Alcoa expects the combination to generate pre-tax cost synergies of approximately US$1 billion annually once fully implemented in the third year following closing. Key sources of synergies include operational improvements in the areas of smelting and refining, overhead improvements such as sales and general administrative expense and plant costs, and procurement. The transaction is expected to be accretive to both cash flow per share and earnings per share within the first year of operation as a combined company. The combined company will generate substantial free cash flow that will enable it to rapidly reduce acquisition-related debt, while continuing to invest in growth opportunities.

On an aggregate basis for 2006, the combined company would have had revenues of US$54 billion and EBITDA of US$9.5 billion, before synergies. In 2006, the combined company’s alumina capacity would have been approximately 21.5 million tonnes and its aluminum capacity would have been approximately 7.8 million tonnes. In addition, the combined company would have approximately 188,000 employees in 67 countries.

“Alcoa has completed a number of large acquisitions in recent years and we have a proven track record of successfully integrating companies to generate shareholder value. We also have a history of excellent relations with employees in transitional situations and look forward to creating a ‘best in class’ management team drawing on the strengths of both companies,” continued Mr. Belda.

Increased Commitment to Growth and Investment in Canada

Mr. Belda said, “Alcoa generated more than US$3.0 billion in revenues last year through its Canadian operations and employs more than 5,000 people in Canada, primarily in Québec. Our desire to expand our existing Canadian operations is a matter of public record and the combination of the two companies will facilitate that goal.”

Alcoa is committed to growing the combined company’s already substantial presence in Canada, particularly in Québec and British Columbia. Specifically, as a result of the opportunities provided by the combination of the two companies, Alcoa intends to transfer to Montréal a number of strategic head office functions. Montréal will also become the combined company’s global headquarters for primary products (bauxite, energy, alumina and aluminum), as well as for related research and development. As a stand-alone company, the primary products business would be the largest aluminum company in the world and larger than Alcan is today, with US$32 billion in 2006 revenues and approximately 38,000 employees in 29 countries around the world, ranking among the largest businesses in Canada.

Alcoa also intends to promote new investment and greater opportunities for growth of the combined business through the responsible development of Canada’s industrial base. In particular, Alcoa expects to conclude negotiations with the government of Québec that will allow it to implement the two companies’ planned investments of approximately US$5 billion, including modernizations and expansions, making it the single largest private sector investment program in Québec’s history. In British Columbia, Alcoa is committed to working with the government of British Columbia and local communities to move forward with Alcan’s planned modernization of the Kitimat smelter.

Mr. Belda continued, “Alcoa will honor Alcan’s commitments to the governments of Québec and British Columbia, and the combined company will continue to pursue excellence in environmental, safety, health and technology leadership – areas in which both our companies have achieved international and local recognition. In addition, Alcan and Alcoa have a strong tradition of commitment to local communities and we will continue that tradition as a combined company.”

Alcoa has applied to list its common shares on the Toronto Stock Exchange, in addition to maintaining its listings on the New York Stock Exchange and exchanges in Australia, the United Kingdom and the other foreign exchanges on which Alcoa currently trades.

Competition Clearance

The transaction is subject to review by antitrust authorities in various jurisdictions including the U.S., Canada, the European Union, Australia and Brazil. It also requires foreign investment clearance in Canada, France and Australia.

“With the changing dynamics of our industry over the past decade, we firmly believe that a combination of the two companies will enhance our future competitiveness against increasingly formidable competitors from around the world. During our discussions with Alcan last fall, we explored the regulatory implications of a combination of the two companies and our ability to address any potential issues a regulator might raise. We believe that any antitrust issues raised by an Alcoa-Alcan combination can be solved through targeted divestitures and by proactively working with regulators to address competitive concerns. We plan to move expeditiously to address these issues in order to close this transaction at the earliest possible date,” said Mr. Belda.

Alcoa is targeting completion of the transaction by the end of 2007.

Details of the Offer

The complete terms, conditions and other details of the offer are set forth in the offering documents that Alcoa expects to file today with the U.S. Securities and Exchange Commission and with Canadian securities regulatory authorities.

The offer and withdrawal rights are scheduled to expire at 5:00 p.m., Eastern Daylight Saving Time on July 10, 2007, subject to extension. The offer will be subject to a number of customary conditions, including there having been tendered in the offer at least 66 2/3% of Alcan’s common shares on a fully diluted basis, receipt of all applicable regulatory approvals, and the absence of material adverse effects.

Alcoa has received a commitment letter from Citi, Goldman Sachs Credit Partners L.P. and Goldman Sachs Canada Credit Partners Co. to fully finance the proposed transaction. Skadden, Arps, Slate, Meagher & Flom LLP, Stikeman Elliott LLP, and Cleary Gottlieb Steen and Hamilton LLP are acting as legal counsel to Alcoa. Citi, Goldman, Sachs & Co., BMO Capital Markets, and Lehman Brothers are acting as financial advisors.

Following is a copy of the letter Alcoa sent to Alcan this morning with respect to its offer:

May 7, 2007

Mr. Richard B. Evans

President and Chief Executive Officer

Alcan Inc.

1188 Sherbrooke Street West

Montreal, Quebec H3A 3G2

Canada

Dear Dick:

Last fall we worked together to reach a mutually acceptable merger transaction, and I am disappointed our conversations did not lead to an Alcoa-Alcan combination. The significant financial benefits of that combination, together with the rapidly changing competitive profile of our increasingly global industry, made it compelling that we explore such a transaction. I would have preferred to pursue a negotiated transaction, and continue to feel strongly about the merits of a combination. I have reviewed with my Board the proposed transaction, and it has authorized me to take our offer directly to your shareholders.

Today, we are announcing that we will be making an offer to acquire all of the outstanding common shares of Alcan Inc., (TSX: AL, NYSE: AL) for US$58.60 in cash and 0.4108 of a share of Alcoa common stock for each outstanding common share of Alcan. Based on Alcoa’s closing stock price on Friday, May 4, 2007, the offer has a value of US$73.25 per Alcan share or approximately $33 billion in enterprise value. Our offer represents a 32% premium to Alcan’s average closing price on the NYSE over the last 30 trading days and a 20% premium to Alcan’s closing price on May 4, 2007. We expect to formally commence our offer tomorrow, and I am enclosing a copy of the press release announcing that offer.

Let me briefly reiterate the compelling strategic rationale for the combination which we discussed:

The combination of our two companies will create a global company with the scale and cost-structure to be competitive in the primary aluminum business, aluminum fabricating, and related and diversified businesses.

Our combined company will have a larger capital base and increased combined cash flow that will enable it to invest to meet future significant increases in demand for aluminum products throughout the world.

Our combined company will have substantially lower costs, which will contribute to its increased financial resources to fund innovative research and development projects intended to reduce emissions of greenhouse gases, improve the efficiency of the smelting process, and pursue new technologies designed to facilitate low cost aluminum production.

Our combined company will employ Alcoa’s and Alcan’s superior existing technological and project management capabilities to modernize and develop new facilities in an enhanced cost effective manner.

I expect the combination to generate pre-tax annual cost synergies of approximately US$1 billion once fully implemented in the third year after closing, and I expect the transaction to be accretive to both cash flow and EPS within the first year of operations as a combined company.

You are aware of our significant commitment to Canada, which I emphasized in our discussions last year. Following completion of this combination, we intend to expand that commitment with more investment, a stronger R&D presence, new jobs and more value creation. We will maintain dual headquarters in Montréal and New York, and locate strategic corporate leaders in both cities. We also plan to have significant Canadian representation on the new company’s

Board. Montréal will become home to the largest aluminum company in the world, because it will be the global headquarters for the combined company’s primary metals, bauxite, and alumina operations, with more than US$32 billion in annual revenue. We will also move our primary metals research and development to Québec, and pilot our post-carbon (“inert anode”) technology at a smelter in the province. I do not believe any other company can make such a significant commitment to Montréal, Canada and Québec.

During our discussions with you last fall, we explored the regulatory implications of a combination of the two companies and our ability to address any potential issues a regulator might raise. At that time, we both believed that any antitrust issues raised by an Alcoa-Alcan combination could be solved through targeted divestitures and by working with regulators to address competitive concerns. We have already engaged some regulators on a preliminary basis and plan to move expeditiously to address these issues in order to close this transaction at the earliest possible date.

As we have discussed, putting our two companies together is both strategically and financially compelling. We are a natural partner for Alcan, and we have a long history of welcoming and successfully integrating our acquisition partners and their employees. Our proposal represents significant immediate value to your shareholders, as well as the opportunity to participate in the future upside potential of the combined company.

I know that you and your Board will consider what’s best for your company and its employees. In doing so, I hope you will also consider the uncertainty that will be created by a protracted contest and recognize that Alcoa and Alcan are the best partners to better compete in the industry today.

For those reasons, we have not decided on this course of action lightly. I would have preferred our previous negotiations to have reached a successful conclusion; however, given our prior experience, I did not see an option other than to present this combination directly to your shareholders.

It is my hope that you will examine our offer with the same logic and openness that prevailed in the meetings that took place last fall with you, Yves Fortier, Frank Thomas and me.

With best regards,

Alain

Enclosure

Analyst/Investor Conference Call/Webcast

Alcoa will be discussing the proposed transaction with analysts and investors on a conference call at 9:00 a.m. EDT today. The conference call can be accessed by dialing (888) 321-3075 (U.S. dial-in) or (973) 582-2855 (Canadian and international dial-in), conference code 8769323. Accompanying slides will be available on the Alcoa website at www.alcoa.com. The company will also webcast the call to all interested parties on its website. Please see the website for details on how to access the webcast.

A replay of the conference call will be available and can be accessed in the U.S. by dialing (877) 519-4471, conference code 8769323. Canadian and international callers can access the replay by dialing (973) 341-3080, conference code 8769323. The webcast will also be archived on the Alcoa website, www.alcoa.com.

Press Conference

Alcoa’s Chairman and CEO, Alain Belda will host a presentation to the media today, May 7, 2007 at 11:30 a.m. EDT, at the Omni Hotel, Pierre-de-Coubertin Room, 1050 Sherbrooke West, Montreal, Québec. The company will webcast the press conference to all interested parties through its website, www.alcoa.com. A live broadcast feed of the press conference will be available on Monday, May 7, 2007 between 11:30 a.m. and 12:30 p.m. EDT. The replay will be available from 2:00 p.m. to 3:00 p.m. EDT.

CEO Interview

An interview with Alain J.P. Belda, Chairman and CEO of Alcoa, is available in English and French on Alcoa’s website, www.alcoa.com, in video, audio and text forms. Broadcast footage will shortly be available on www.thenewsmarket.com.

Additional Information

A French translation of this press release is also available.

About Alcoa

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap® foils and plastic wraps, Alcoa® wheels, and Baco® household wraps. Among its other businesses are closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has

122,000 employees in 44 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. More information can be found at www.alcoa.com

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) also will be available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.